  UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 12)*

PASSUR AEROSPACE, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

585145105
(CUSIP Number)

G.S.BECKWITH GILBERT FIELD POINT CAPITAL MANAGEMENT COMPANY ONE LANDMARK SQUARE, SUITE 1900 STAMFORD, CT 06901 (203) 629-8757
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 9, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box   ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 585145105		13D
11		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) G.S. Beckwith Gilbert
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,022,563*
	8	SHARED VOTING POWER 70,000**
	9	SOLE DISPOSITIVE POWER 4,022,563*
	10	SHARED DISPOSITIVE POWER 70,000**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,092,563*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.3%
14	TYPE OF REPORTING PERSON* IN

* Of these shares, 156,000 shares are held in Mr. Gilbert's IRA account.
** Mr. Gilbert disclaims beneficial ownership of these shares, which are held by the Gilbert Family Trust, of which he is a trustee.

CUSIP No. 585145105		13D
11		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Gilbert Family Trust
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 70,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 70,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 70,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
14	TYPE OF REPORTING PERSON* OO

This Amendment No. 12 amends and supplements the statement on Schedule 13D (the “Schedule 13D”) originally filed with the Securities and Exchange Commission (“SEC”) on September 30, 1996 and amended by Amendment No. 1 on June 11, 1997, Amendment No. 2 on November 13, 1997, Amendment No. 3 on July 11, 2000, Amendment No. 4 on November 9, 2000, Amendment No. 5 on May 30, 2002, Amendment No. 6 on January 28, 2004, Amendment No. 7 on February 23, 2005, Amendment No. 8 on February 6, 2006, Amendment No. 9 on January 5, 2007, Amendment No. 10 on January 17, 2008 and Amendment No. 11 on February 3, 2009 by G.S. Beckwith Gilbert (the “Reporting Person”) with respect to the shares of Common Stock, par value $.01 per share (the “Common Stock”), of PASSUR Aerospace, Inc., a New York corporation (the “Company”).  Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D. From and after the date hereof, all references in the Schedule 13D to the Schedule 13D or terms of similar import shall be deemed to refer to the Schedule 13D as amended and supplemented hereby.

Items 3, 4, 5, 6 and 7 are hereby amended and supplemented as follows:

ITEM 3.                 SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

See Item 4.

ITEM 4.                 PURPOSE OF TRANSACTION.

On May 9, 2011, the Reporting Person entered into a Debt Conversion Agreement with the Company (the “Debt Conversion Agreement”) pursuant to which (i) the Company will repay $4,250,000 in principal amount of the outstanding note payable to the Reporting Person (the “Note”), (ii) $5,750,000 of the principal amount of the Note will be converted into 1,369,048 shares of Common Stock and (iii) a new note (the “New Note”) will be issued in a principal amount equal to the remaining $4,814,880 principal balance of the Note following such conversion.  Under the terms of the new note, the outstanding principal amount and all accrued and unpaid interest is due and payable on November 1, 2014.

A copy of the Debt Conversion Agreement (and the New Note attached as Exhibit A thereto) is attached as Exhibit 12 hereto.

The Reporting Person continues to have a significant equity interest in the Company and intends to participate in and influence the formulation of the business plans and strategies of the Company.

Except as set forth above, the Reporting Person currently has no other plans or intentions which could result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.                 INTEREST IN SECURITIES OF THE ISSUER.

(a)	As of the date hereof, Mr. Gilbert and the Gilbert Family Trust had the following interest in the securities of the Company:

(i)
Mr. Gilbert beneficially owns 4,092,563 shares of Common Stock (including 156,000 shares held in Mr. Gilbert's IRA account and 70,000 shares held by the Gilbert Family Trust) representing approximately 57.3% of the Company's outstanding shares of Common Stock (based upon 7,145,139 shares of Common Stock outstanding as of May 9, 2011, based upon information provided by the Company to the Reporting Person).  Mr. Gilbert disclaims beneficial ownership of the shares held by the Gilbert Family Trust.

(ii)	The Gilbert Family Trust beneficially owns 70,000 shares of Common Stock and is the beneficial owner of 1.0% of the Common Stock.

(b)
Mr. Gilbert has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of the 4,022,563 shares of Common Stock beneficially owned by him and shares with the other Trustees power to vote or to direct the vote and power to dispose or to direct the disposition of the 70,000 shares beneficially owned by the Gilbert Family Trust.

(c)
On May 9, 2011, the Reporting Person entered into the Debt Conversion Agreement with the Company, pursuant to which $5,750,000 of the principal amount of the Note will be converted into 1,369,048 shares of Common Stock at a price of $4.20 per share.

(d)
No person other than each respective owner referred to herein of Common Stock is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such Common Stock.

(e)	Not Applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

On May 9, 2011, the Reporting Person entered into the Debt Conversion Agreement with the Company.  A copy of the Debt Conversion Agreement is attached as Exhibit 12 hereto.

ITEM 7.                 MATERIALS TO BE FILED AS EXHIBITS

Exhibit 12	Debt Conversion Agreement, dated May 9, 2011, between PASSUR Aerospace, Inc. and G.S. Beckwith Gilbert

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	May 9, 2011

/s/ G.S. Beckwith Gilbert
G.S. Beckwith Gilbert

EXHIBIT 12

DEBT CONVERSION AGREEMENT

THIS DEBT CONVERSION AGREEMENT (the “Agreement”) is made and entered into as of May 9, 2011 by and among (i) PASSUR Aerospace, Inc., (“Company”), a New York corporation, and (ii) G.S. Beckwith Gilbert (“Lender”).

RECITALS

A.           The Company has outstanding notes payable to Lender in the amount of $14,814,880 as of March 31, 2011 (the “Note”), which Note matures on November 1, 2011.

B.           The Company and Lender have agreed that (i) the Company will repay $4,250,000 in principal amount of the Note, (ii) $5,750,000 of the principal amount of the Note will be converted into 1,369,048 shares of the Company’s common stock, par value $0.01 per share (the “Common Stock”) on the terms and subject to the conditions set forth in this Agreement and (iii) a new note in the form of Exhibit A attached hereto (the “New Note”) will be issued in a principal amount equal to the remaining $4,814,880 principal balance of the Note following such conversion.

NOW, THEREFORE, in consideration of the mutual agreements hereinafter set forth, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, Company and Lender hereby agree as follows:

ARTICLE I
DEFINITIONS

1.1	Definitions. In addition to the terms defined elsewhere in this Agreement, the following terms have the meanings indicated:

“Affiliate” means any Person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a Person, as such terms are used in and construed under Rule 144 promulgated under the Securities Act.

“Business Day” means any day other than Saturday, Sunday or other day on which commercial banks in The City of New York are authorized or required by law to remain closed.

“Closing” means the closing of the issuance of the Shares pursuant to Section 2.1.

“Closing Date” means the date of the Closing.

“Commission” means the Securities and Exchange Commission.

“Common Stock” means the common stock of the Company, par value $0.01 per share.

“Eligible Market” means any of the New York Stock Exchange, the American Stock Exchange, the NASDAQ National Market, the NASDAQ Small Cap Market or the OTCQB.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Lien” means any lien, charge, claim, security interest, encumbrance, right of first refusal or other restriction.

“Person” means any individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or any court or other federal, state, local or other governmental authority or other entity of any kind.

“Rule 144” means Rule 144 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same effect as such Rule.

“Securities” means the Shares.

“Securities Act” means the Securities Act of 1933, as amended.

“Shares” means an aggregate of 1,369,048 shares of Common Stock, which are being issued to the Lender at the Closing.

“Trading Day” means (a) any day on which the Common Stock is listed or quoted and traded on its primary Trading Market, (b) if the Common Stock is not then listed or quoted and traded on any Eligible Market, then a day on which trading occurs on the NASDAQ National Market (or any successor thereto), or (c) if trading does not occur on the NASDAQ National Market (or any successor thereto), any Business Day.

“Trading Market” means the NASDAQ National Market or any other Eligible Market on which the Common Stock is then listed or quoted.

“Transfer Agent” means American Stock Transfer & Trust Co., or any other transfer agent selected by the Company.

ARTICLE II
NOTE CANCELLATION; SHARE ISSUANCE; NEW NOTE

    2.1    Closing. Subject to the terms and conditions set forth in this Agreement, at the Closing the Company shall issue to the Lender the Shares.  The Closing shall take place at the offices of the Company on May 9, 2011, or at such other location or time as the parties may agree.

2.2       Closing Deliveries.

(a)     At the Closing, the Company shall deliver or cause to be delivered to the Lender (i) one or more stock certificates, free and clear of all restrictive and other legends (except as expressly provided in Section 4.1(b) hereof), evidencing the number of Shares registered in the name of the Lender, (ii) $4,250,000 by wire transfer of immediately available funds to an account designed in writing by Lender prior to the Closing and (iii) the New Note in the form

(b)	At the Closing, the Lender shall deliver or cause to be delivered to the Company the original Note, which Note shall be marked “CANCELLED.”

REPRESENTATIONS AND WARRANTIES

2.3 Representations and Warranties of the Company.  The Company hereby represents and warrants to the Lender as follows:

(a)     Organization and Qualification.  The Company is an entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, with the requisite corporate power and authority to own and use its properties and assets and to carry on its business as currently conducted.  The Company is not in violation of any of the provisions of its certificate of incorporation or bylaws.  The Company is duly qualified to do business and is in good standing as a foreign corporation or other entity in each jurisdiction in which the nature of the business conducted or property owned by it makes such qualification necessary, except where the failure to be so qualified or in good standing, as the case may be, would not, individually or in the aggregate, reasonably be expected to (i) have or result in a material adverse effect on the results of operations, assets, business or condition (financial or otherwise) of the Company or (ii) adversely impair the Company's ability to perform fully on a timely basis its obligations under this Agreement (either of (i) or (ii), a “Material Adverse Effect”).

(b)    Authorization; Enforcement.  The Company has the requisite corporate power and authority to enter into and to consummate the transactions contemplated by this Agreement and otherwise to carry out its obligations hereunder.  The execution and delivery of this Agreement by the Company and the consummation by it of the transactions contemplated hereby have been duly authorized by all necessary action on the part of the Company and no further consent or action is required by the Company, its Board of Directors or its stockholders in connection therewith.  This Agreement has been (or upon delivery will be) duly executed by the Company and is, or when delivered in accordance with the terms hereof, will constitute, the valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other laws of general application relating to or affecting the enforcement of creditors rights generally, and (ii) the effect of rules of law governing the availability of specific performance and other equitable remedies.

(c)      No Conflicts.  The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby do not and will not (i) conflict with or violate any provision of the Company’s certificate of incorporation or bylaws, (ii) conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation (with or without notice, lapse of time or both) of, any agreement, credit facility, debt or other instrument (evidencing a Company debt or otherwise) to which the Company is a party or by which any property or asset of the Company is bound or affected, except to the extent that such conflict, default, termination, amendment, acceleration or cancellation right would not reasonably be expected to have a Material Adverse Effect, or (iii) result in a violation of any law, rule, regulation, order, judgment, injunction, decree or other restriction of any court or governmental authority to which the Company is subject (including federal and state securities laws and regulations and the rules and regulations of any self-regulatory organization to which the Company or its securities are subject), or by which any property or asset of the Company is bound or affected, except to the extent that such violation would not reasonably be expected to have a Material Adverse Effect.

            (d)     Issuance of the Securities.  The Securities are duly authorized and, when issued and paid for in accordance with this Agreement, will be duly and validly issued, fully paid and nonassessable, free and clear of all Liens and shall not be subject to preemptive rights or similar rights of stockholders.

    2.4      Representations and Warranties of the Lender.  The Lender represents and warrants to the Company as follows:

(a)    Organization; Authority.  The Lender has all requisite authority and the capacity to enter into and consummate the transactions contemplated by this Agreement.  The performance of Lender’s obligations hereunder has been duly authorized by all necessary action on the part of the Lender and will not contravene any law, rule or regulation binding on the Lender.  This Agreement has been duly executed and delivered by the Lender and constitutes the valid and binding obligation of the Lender, enforceable against him in accordance with its terms.

(b)     Intent.  The Lender is acquiring the Securities for investment purposes only and not with a view to or for distributing or reselling such Securities or any part thereof, without prejudice, however, to the Lender 's right, subject to the provisions of this Agreement, at all times to sell or otherwise dispose of all or any part of such Securities pursuant to an effective registration statement under the Securities Act or under an exemption from such registration and in compliance with applicable federal and state securities laws.  The Lender understands that the Lender must bear the economic risk of this investment indefinitely, unless the Securities are registered pursuant to the Securities Act and any applicable state securities or blue sky laws or an exemption from such registration is available, and that the Company has no present intention of registering the resale of any such Securities.  Nothing contained herein shall be deemed a representation or warranty by the Lender to hold Securities for any period of time.

(c)    Lender Status.  At the time the Lender was offered the Shares, he was, and at the date hereof he is, an “accredited investor” as defined in Rule 501(a) under the Securities Act.  The Lender is not a member of the National Association of Securities Dealers, Inc.

               (d)   Reliance on Exemptions.  The Lender understands that the Shares are being offered to the Lender in reliance upon specific exemptions from the registration requirements of United States federal and state securities laws and that the Company is relying upon the truth and accuracy of, and the Lender’s compliance with, the representations, warranties, agreements, acknowledgments and understandings of the Lender set forth herein in order to determine the availability of such exemptions and the eligibility of the Lender to acquire the Securities.

                 (e) Experience of the Lender.  The Lender, either alone or together with his representatives, has such knowledge, sophistication and experience in business and financial matters so as to be capable of evaluating the merits and risks of the prospective investment in the Securities, and has so evaluated the merits and risks of such investment.  The Lender is able to bear the economic risk of an investment in the Securities and, at the present time, is able to afford a complete loss of such investment.

                 (f) Access to Information.  The Lender is knowledgeable, sophisticated and experienced in making, and is qualified to make, decisions with respect to investments in securities representing an investment decision like that involved in the acquisiton of the Securities.  The Lender acknowledges that he has reviewed the Disclosure Materials and has been afforded (i) the opportunity to ask such questions as he has deemed necessary of, and to receive answers from, representatives of the Company concerning the terms and conditions of the offering of the Securities and the merits and risks of investing in the Securities; (ii) access to information about the Company and its financial condition, results of operations, business, properties, management and prospects sufficient to enable him to evaluate his investment; and (iii) the opportunity to obtain such additional information that the Company possesses or can acquire without unreasonable effort or expense that is necessary to make an informed investment decision with respect to the investment.  Neither such inquiries nor any other investigation conducted by or on behalf of the Lender or his representatives or counsel shall modify, amend or affect the Lender 's right to rely on the truth, accuracy and completeness of the Disclosure Materials and the Company's representations and warranties contained in this Agreement.  To the extent that any of the information the Lender has received from the Company is material nonpublic information, the Lender has consented to the receipt of such material nonpublic information and the Lender understands that state and federal laws including, without limitation, United States securities laws impose limitations on the dissemination of such information and trading in securities when in possession of such information, and the Lender agrees that he shall not use such material nonpublic information in any manner that violates Federal or state securities laws.  The Lender understands that such his investment in the Securities involves a high degree of risk.

                  (g)      Private Placement.  The Lender acknowledges and understands that neither the Company nor any Person acting on the Company’s behalf has sold or offered to sell or solicited any offer to buy the Securities that are being sold hereunder by means of any form of general solicitation or advertising, including, but not limited to, any advertisement, article, notice or other communication published in any newspaper, magazine or similar media or broadcast over television or radio; or any seminar or meeting whose attendees have been invited by any general solicitation or general advertising.

                  (h)     No Legal, Tax or Investment Advice.  The Lender understands that nothing in this Agreement or any other materials presented by or on behalf of the Company to the Lender in connection with the acquisition of the Securities constitutes legal, tax or investment advice.  The Lender has consulted such legal, tax and investment advisors as he, in his sole discretion, has deemed necessary or appropriate in connection with his acquisition of the Securities.  The Lender acknowledges that he has made his own independent decision that the investment in the Securities is suitable and appropriate for the Lender.

                    (i)       Common Stock Not Listed.  The Lender understands and acknowledges that the Common Stock is not currently listed or quoted on an Eligible Market or any other national securities exchange that the Company is under no obligation to so list the Common Stock and that there is no assumption by any Party hereto that the Common Stock will be so listed.

ARTICLE III
OTHER AGREEMENTS OF THE PARTIES

3.1	Transfer Restrictions.

                  (a)    The Lender covenants and agrees that Securities will only be disposed of pursuant to an effective registration statement under the Securities Act or pursuant to an available exemption from the registration requirements of the Securities Act, and in compliance with any applicable state securities laws.  In connection with any transfer of Securities other than pursuant to an effective registration statement or to the Company, except as otherwise set forth herein, the Company may require the transferor to provide to the Company an opinion of counsel selected by the transferor, the form and substance of which opinion shall be reasonably satisfactory to the Company, to the effect that such transfer does not require registration under the Securities Act.

                  (b)     The Lender agrees to the imprinting, so long as is required by this Section 4.1(b), of the following legend on any certificate evidencing Securities:

THESE SECURITIES HAVE NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS.

Certificates evidencing Securities shall not be required to contain such legend or any other legend (i) following any sale of such Securities pursuant to Rule 144 or (ii) if such Securities are eligible for sale under Rule 144 or (iii) if such legend is not required under applicable requirements of the Securities Act.  At such time as a legend is no longer required for certain Securities, the Company will, promptly, following the delivery by the Lender to the Company or the Transfer Agent of a legended certificate representing such Securities, deliver or cause to be delivered to the Lender a certificate representing such Securities that is free from all restrictive and other legends.  The Company may not make any notation on its records or give instructions to any transfer agent of the Company that enlarge the restrictions on transfer set forth in this Section.

In the event the above legend is removed from any Security and thereafter the effectiveness of a registration statement covering such Security is suspended or the Company determines that a supplement or amendment thereto is required by applicable securities laws, then the Company may immediately place a stop-transfer order against the certificates with respect to the sale of any Security pursuant to such registration statement, and upon reasonable advance notice to the Lender, the Company may require that the above legend be placed on any such Security that cannot then be sold pursuant to an effective registration statement or under Rule 144 and the Lender shall cooperate in the replacement of such legend.  Such legend shall thereafter be removed when such Security may again be sold pursuant to an effective registration statement or under Rule 144.

Notwithstanding the foregoing, the Lender agrees that no such transfer shall be made in violation of the Securities Act.

              3.2 Integration.  The Company shall not, and shall use its commercially reasonable efforts to ensure that no Affiliate of the Company shall, sell, offer for sale or solicit offers to buy or otherwise negotiate in respect of any security (as defined in Section 2 of the Securities Act) that would be integrated with the offer or sale of the Securities in a manner that would require the registration under the Securities Act of the sale of the Securities to the Lender, or that would be integrated with the offer or sale of the Securities for purposes of the rules and regulations of any Trading Market.

              3.3 Securities Laws Disclosure; Publicity.  The Company and the Lender shall consult with each other in issuing any press releases or otherwise making public statements or filings and other communications with the Commission or any regulatory agency with respect to the transactions contemplated hereby, and neither party shall issue any such press release or otherwise make any such public statement, filing or other communication without the prior consent of the other, except if such disclosure is required by law, in which case the disclosing party shall promptly provide the other party, to the extent practicable, with prior notice of such public statement, filing or other communication.

ARTICLE IV
CONDITIONS

            4.1 Conditions Precedent to the Obligations of the Lender.  The obligation of the Lender to acquire the Securities at the Closing is subject to the satisfaction or waiver by the Lender, at or before the Closing, of each of the following conditions:

(a)    Representations and Warranties.  The representations and warranties of the Company contained herein shall be true and correct in all material respects as of the date when made and as of the Closing as though made on and as of such date; and

(b)    Performance.  The Company shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by it at or prior to the Closing.

            4.2 Conditions Precedent to the Obligations of the Company.  The obligation of the Company to issue the Securities and the New Note at the Closing is subject to the satisfaction or waiver by the Company, at or before the Closing, of each of the following conditions:

              (a)    Representations and Warranties.  The representations and warranties of the Lender contained herein shall be true and correct in all material respects as of the date when made and as of the Closing Date as though made on and as of such date; and

              (b)   Performance.  The Lender shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by the Lender at or prior to the Closing.

              (c)   Cancelled Note.  The Lender shall have delivered, or caused to be delivered, to the Company, the original Note as described in Section 2.2(b) of this Agreement.

ARTICLE V
MISCELLANEOUS

           5.1  Fees and Expenses.  Each party shall pay the fees and expenses of its advisers, counsel, accountants and other experts, if any, and all other expenses incurred by such party incident to the negotiation, preparation, execution, delivery and performance of this Agreement.  The Company shall pay all Transfer Agent fees, stamp taxes and other taxes and duties levied in connection with the issuance of the Securities.

           5.2   Entire Agreement.  This Agreement, together with the Exhibits and Schedules hereto, contain the entire understanding of the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, oral or written, with respect to such matters, which the parties acknowledge have been merged into such documents, exhibits and schedules.  At or after the Closing, and without further consideration, the Company will execute and deliver to the Lender such further documents as may be reasonably requested in order to give practical effect to the intention of the parties under this Agreement.

            5.3 Notices.  Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and shall be deemed given and effective on the earliest of (a) the date of transmission, if such notice or communication is delivered via facsimile at the facsimile number specified in this Section prior to 6:30 p.m. (New York City time) on a Trading Day, (b) the next Trading Day after the date of transmission, if such notice or communication is delivered via facsimile at the facsimile number specified in this Section on a day that is not a Trading Day or later than 6:30 p.m. (New York City time) on any Trading Day, (c) the Trading Day following the date of mailing, if sent by U.S. nationally recognized overnight courier service, or (d) upon actual receipt by the party to whom such notice is required to be given.  The addresses and facsimile numbers for such notices and communications are those set forth on the signature pages hereof, or such other address or facsimile number as may be designated in writing hereafter, in the same manner, by such Person.

           5.4 Amendments; Waivers.  No provision of this Agreement may be waived or amended except in a written instrument signed, in the case of an amendment, by the Company and the Lender, in the case of a waiver, by the party against whom enforcement of any such waiver is sought.  No waiver of any default with respect to any provision, condition or requirement of this Agreement shall be deemed to be a continuing waiver in the future or a waiver of any subsequent default or a waiver of any other provision, condition or requirement hereof, nor shall any delay or omission of either party to exercise any right hereunder in any manner impair the exercise of any such right.

           5.5 Construction.  The headings herein are for convenience only, do not constitute a part of this Agreement and shall not be deemed to limit or affect any of the provisions hereof.  The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party.

            5.6 Successors and Assigns.  This Agreement shall be binding upon and inure to the benefit of the parties and their successors and permitted assigns.  The Company may not assign this Agreement or any rights or obligations hereunder without the prior written consent of the Lender. The Lender may not assign his rights under this Agreement without the prior written consent of the Company.

             5.7 No Third-Party Beneficiaries.  This Agreement is intended for the benefit of the parties hereto and their respective successors and permitted assigns and is not for the benefit of, nor may any provision hereof be enforced by, any other Person.

             5.8 Governing Law; Venue; Waiver Of Jury Trial.  ALL QUESTIONS CONCERNING THE CONSTRUCTION, VALIDITY, ENFORCEMENT AND INTERPRETATION OF THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK. THE COMPANY AND LENDER HEREBY IRREVOCABLY SUBMIT TO THE EXCLUSIVE JURISDICTION OF THE STATE AND FEDERAL COURTS SITTING IN THE CITY OF NEW YORK, BOROUGH OF MANHATTAN FOR THE ADJUDICATION OF ANY DISPUTE BROUGHT BY THE COMPANY OR LENDER HEREUNDER, IN CONNECTION HEREWITH OR WITH ANY TRANSACTION CONTEMPLATED HEREBY OR DISCUSSED HEREIN (INCLUDING WITH RESPECT TO THE ENFORCEMENT OF THIS AGREEMENT).  EACH PARTY HEREBY IRREVOCABLY WAIVES PERSONAL SERVICE OF PROCESS AND CONSENTS TO PROCESS BEING SERVED IN ANY SUCH SUIT, ACTION OR PROCEEDING BY MAILING A COPY THEREOF VIA REGISTERED OR CERTIFIED MAIL OR OVERNIGHT DELIVERY (WITH EVIDENCE OF DELIVERY) TO SUCH PARTY AT THE ADDRESS IN EFFECT FOR NOTICES TO IT UNDER THIS AGREEMENT AND AGREES THAT SUCH SERVICE SHALL CONSTITUTE GOOD AND SUFFICIENT SERVICE OF PROCESS AND NOTICE THEREOF.  NOTHING CONTAINED HEREIN SHALL BE DEEMED TO LIMIT IN ANY WAY ANY RIGHT TO SERVE PROCESS IN ANY MANNER PERMITTED BY LAW.  THE COMPANY AND LENDER HEREBY WAIVE ALL RIGHTS TO A TRIAL BY JURY.

             5.9 Survival.  The representations, warranties, agreements and covenants contained herein shall survive the Closing and the delivery and/or exercise of the Securities, as applicable.

             5.10 Execution.  This Agreement may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party, it being understood that both parties need not sign the same counterpart.  In the event that any signature is delivered by facsimile transmission or electronic mail via the portable document format (PDF) or other electronic means, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such signature page were an original thereof.

             5.11 Severability.  If any provision of this Agreement is held to be invalid or unenforceable in any respect, the validity and enforceability of the remaining terms and provisions of this Agreement shall not in any way be affected or impaired thereby and the parties will attempt to agree upon a valid and enforceable provision that is a reasonable substitute therefor, and upon so agreeing, shall incorporate such substitute provision in this Agreement.

             5.12 Replacement of Securities.  If any certificate or instrument evidencing any Securities is mutilated, lost, stolen or destroyed, the Company shall issue or cause to be issued in exchange and substitution for and upon cancellation thereof, or in lieu of and substitution therefor, a new certificate or instrument, but only upon receipt of evidence reasonably satisfactory to the Company of such loss, theft or destruction and customary and reasonable indemnity, if requested.  The applicants for a new certificate or instrument under such circumstances shall also pay any reasonable third-party costs associated with the issuance of such replacement Securities.

              5.13 Remedies.  In addition to being entitled to exercise all rights provided herein or granted by law, including recovery of damages, the Lender and the Company will be entitled to specific performance under this Agreement.  The parties agree that monetary damages may not be adequate compensation for any loss incurred by reason of any breach of obligations described in the foregoing sentence and hereby agrees to waive in any action for specific performance of any such obligation the defense that a remedy at law would be adequate.

              5.14 Adjustments in Share Numbers and Prices.  In the event of any stock split, subdivision, dividend or distribution payable in shares of Common Stock (or other securities or rights convertible into, or entitling the holder thereof to receive directly or indirectly shares of Common Stock), combination or other similar recapitalization or event occurring after the date hereof, each reference in this Agreement to a number of shares shall be amended to appropriately account for such event.

[SIGNATURE PAGES TO FOLLOW]

IN WITNESS WHEREOF, the parties hereto have caused this Debt Conversion Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

PASSUR AEROSPACE, INC.

By:           /s/ James T. Barry
Name:       James T. Barry
Title:         Chief Executive Officer

Address for Notice:

PASSUR Aerospace, Inc.
One Landmark Square, Suite 1900
Stamford, Connecticut 06901
Facsimile No.:  (203) 629-2970
Telephone No.: (203) 622-4086
Attn:  Jeffrey P. Devaney, CFO

With a copy to:	Cadwalader, Wickersham & Taft LLP
One World Financial Center
New York, New York 10281
Facsimile No.:  (212) 504-6666
Telephone No.: (212) 504-5555
Attn:  Dennis J. Block, Esq.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK
SIGNATURE PAGES FOR LENDER FOLLOWS]

/s/G.S. Beckwith Gilbert
G.S. BECKWITH GILBERT

Address for Notice:

35 Vista Drive
Greenwich, CT 06830

EXHIBIT A

SECURED PROMISSORY NOTE

$4,814,880	STAMFORD, CONNECTICUT
AS OF May 9, 2011

(a)           For value received, PASSUR Aerospace, Inc. (formerly MEGADATA CORPORATION), a New York corporation (hereinafter referred to as “Borrower”), hereby unconditionally PROMISES TO PAY to the order of G.S. Beckwith Gilbert (“Lender”), or his permitted assigns, to an account designated by Lender, in lawful money of the United States of America and in immediately available funds, the principal sum of Four million eight hundred fourteen thousand eight hundred eighty dollars ($4,814,880) together with interest on the unpaid principal amount of this Note.  Interest on the Note shall accrue at the annual rate of nine percent (9%), payable as follows:  interest at the annual rate of six percent (6%) will be payable in cash, and the remaining interest at the annual rate of three percent (3%) will be payable in cash or added to the principal of the Note (PAYMENT IN KIND) at the option of the Company.  Interest payments shall be made annually at October 31 of each year.

The principal amount evidenced hereby will be repaid in full on November 1, 2014.  All accrued and unpaid interest hereunder as of November 1, 2014, shall be payable on such date.

Notwithstanding the foregoing, the principal amount of the indebtedness evidenced hereby together with all accrued interest shall be immediately due and payable upon written notice to Borrower from Lender upon the happening of any of the following Events of Default:

(a)           Any representation or warranty in the Securities Purchase Agreement, dated September 18, 1996, between Borrower and Lender shall be untrue or incorrect in any material respect;

(b)           Any of the assets of Borrower shall be attached, seized, levied upon or subjected to a writ or distress warrant, or come within the possession of any receiver, trustee, custodian or assignee for the benefit of creditors of Borrower and shall remain unstayed or undismissed for thirty (30) consecutive days; or any person other than Borrower shall apply for the appointment of a receiver, trustee or custodian for any of the assets of Borrower and shall remain unstayed or undismissed for thirty (30) consecutive days; or Borrower shall have concealed, removed or permitted to be concealed or removed, any part of its property, with the intent to hinder, delay or defraud its creditors or any of them or made or suffered a transfer of any of its property or the incurring of an obligation which may be fraudulent under any bankruptcy, fraudulent conveyance or other similar law;

(c)           A case or proceeding shall have been commenced against Borrower in a court having competent jurisdiction seeking a decree or order in respect of Borrower (i)

under title 11 of the United States Code, as now constituted or hereafter amended, or any other applicable federal, state or foreign bankruptcy or other similar law, (ii) appointing a custodian, receiver, liquidator, assignee, trustee or sequestrator (or similar official) of Borrower or of any substantial part of its properties, or (iii) ordering the winding-up or liquidation of the affairs of Borrower and such case or proceeding shall remain undismissed or unstayed for thirty (30) consecutive days or such court shall enter a decree or order granting the relief sought in such case or proceeding;

(d)           Borrower shall (i) file a petition seeking relief under title 11 of the United States Code, as now constituted or hereafter amended, or any other applicable federal, state or foreign bankruptcy or other similar law, (ii) consent to the institution of proceedings thereunder or to the filing of any such petition or to the appointment of or taking possession by a custodian, receiver, liquidator, assignee, trustee or sequestrator (or similar official) of Borrower or of any substantial part of its properties, (iii) fail generally to pay its debts as such debts become due, or (iv) take any corporate action in furtherance of any such action;

(e)           Final judgment or judgments (after the expiration of all times to appeal therefrom) for the payment of money in excess of $100,000 in the aggregate shall be rendered against Borrower and the same shall not be vacated, stayed, bonded, paid or discharged for a period of thirty (30) days; or

(f)           Any other event shall have occurred which would have a material adverse effect on Borrower or its assets or financial condition in Lender’s reasonable judgment and Lender shall have given Borrower at least twenty (20) days notice thereof.

As security for any and all liabilities of the Borrower to Lender, now existing or hereafter arising hereunder, or otherwise, Lender is hereby given a lien upon and a security interest in any and all moneys or other property (i.e., goods and merchandise, as well as any and all documents relative thereto; also, funds, securities, chooses in action and any and all other forms of property whether real, personal or mixed, and any right, title or interest of the Borrower therein or thereto), and/or the proceeds thereof, including (without limitation of the foregoing) that in safekeeping or in which Borrower may have any interest.  In the event of the happening of any one or more Events of Default, Lender shall have all of the rights and remedies provided to a secured party by the Uniform Commercial Code in effect in New York State at that time and, in addition thereto, the Borrower further agrees that (1) in the event that notice is necessary, written notice delivered to the Borrower at its principal executive offices ten business days prior to the date of public sale of the property subject to the lien and security interest created herein or prior to the date after which private sale or any other disposition of said property will be made shall constitute reasonable notice, but notice given in any other reasonable manner or at any other reasonable time shall be sufficient, (2) in the event of sale or other disposition of such property, Lender may apply the proceeds of any such sale or disposition to the satisfaction of Lenders reasonable attorneys’ fees, legal expenses and other costs and expenses incurred in connection with the retaking, holding, preparing for sale, and selling of the property, and (3) without precluding any other methods of sale, the sale of property shall have been made in a commercially reasonable manner if conducted in conformity with reasonable commercial practices of banks disposing of similar property.

The Borrower and Lender agree that, in the event that a conservator, guardian, trustee, executor or other legal representative (the “Representative”) shall be appointed or otherwise authorized by law to administer Borrower’s estate, and such Representative succeeds to the rights and obligations of Borrower under this Note, such Representative shall forbear from exercising any of its rights under this Note (or applicable law with respect to this Note and the indebtedness hereunder) for the remainder of the term of this Note, including but not limited to rights arising hereunder or under applicable law upon or in connection with any default or Event of Default hereunder.

Demand, presentment, protest and notice of nonpayment and protest are hereby waived by Borrower.

This Note has been executed, delivered and accepted in the State of New York and shall be interpreted, governed by, and construed in accordance with, the laws of the State of New York.

PASSUR Aerospace, Inc.

By:	/s/ Jeffrey P. Devaney
Name: Jeffrey P. Devaney
Title: Chief Financial Officer